SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                              LIBERTY BANCORP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                529905101
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                                 (CUSIP Number)
                                                   with a copy to:
Jeffrey S. Halis                                   Eli S. Goldberg, Esq.
500 Park Avenue                                    Lowenstein Sandler PC
Fifth Floor                                        65 Livingston Avenue
New York, New York  10022                          Roseland, New Jersey  07068
(212) 378-0879                                     (973) 992-8700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                       Jeffrey S. Halis

2)  Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                        Not
         (b)                        Applicable

3)  SEC Use Only

4)  Source of Funds (See Instructions):  WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                             Not Applicable

6)  Citizenship or Place of Organization:

                                United States

Number of                        7)  Sole Voting Power:                205,000*
                                     -------------------------------------------
Shares Beneficially              8)  Shared Voting Power:                     0
                                     -------------------------------------------
Owned by
Each Reporting                   9)  Sole Dispositive Power:            205,000*
                                     -------------------------------------------
Person With:                    10)  Shared Dispositive Power:                 0
                                     -------------------------------------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  205,000*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                   Not Applicable

13)   Percent of Class Represented by Amount in Row
                  (11):      5.3%*

14)   Type of Reporting Person (See Instructions):       IA

* 106,800 shares (2.7%) of Liberty Bancorp, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 42,500 shares (1.1%) of Liberty Bancorp, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 13,900 shares (0.4%) of Liberty Bancorp, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 41,800 shares (1.1%) of Liberty Bancorp, Inc. common stock are owned by Halo International, Ltd.,
  a company  organized   under the laws of the Cayman Islands.  Pursuant to the
  Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S.
  Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners,
  L.P.,  Madison   Avenue  Partners,  L.P.,  and   Halo  International,   Ltd.,
  respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $1.00 per share, of Liberty Bancorp, Inc., whose principal executive offices are located at 1410 St. George's Avenue, Avenel, New Jersey 07001.

Item 2.   Identity and Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. In addition, Mr. Halis serves as a member of Jemi Management, L.L.C., a New York limited liability company, which serves as the Investment Manager for Halo International, Ltd., a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsy) Limited, Post Office Box 211, Butterfield House, The Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of common stock of Liberty Bancorp, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Liberty Bancorp, Inc. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of Liberty Bancorp, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of Liberty Bancorp, Inc. on behalf of Halo International, Ltd. come directly from the net assets of Halo International, Ltd.

Item 4.   Purpose of Transaction.

          The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., respectively. Mr. Halis has no plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Based upon the May 13, 1998 Prospectus of Liberty Bancorp, Inc. as of May 13, 1998 there were issued and outstanding 3,901,374 shares of common stock of Liberty Bancorp, Inc. As of July 14, 1998, Tyndall Partners, L.P. owned 106,800 of such shares, or 2.7% of those outstanding, Tyndall Institutional Partners, L.P. owned 42,500 of such shares, or 1.1% of those outstanding, Madison Avenue Partners, L.P. owned 13,900 of such shares, or 0.4% of those outstanding, and Halo International, Ltd., owned 41,800 of such shares, or 1.1% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Liberty Bancorp, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., in shares of common stock of Liberty Bancorp, Inc. during the sixty days preceding the date of event which requires filing of this statement (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

   Date                              Quantity                            Price

                                   (Purchases)

    July 1, 1998                     58,000                               $11.61
    July 2, 1998                     25,200                               $11.56
    July 6, 1998                     18,400                               $11.61
    July 7, 1998                      5,200                               $11.62

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                            Price

                                   (Purchases)

    July 1, 1998                      14,600                              $11.61
    July 1, 1998                       3,500                              $11.62
    July 2, 1998                       6,600                              $11.56
    July 6, 1998                       6,600                              $11.61
    July 6, 1998                       5,000                              $11.56
    July 7, 1998                       1,800                              $11.62
    July 14, 1998                      4,400                              $11.62

                                     (Sales)

                                      NONE


                        C. Madison Avenue Partners, L.P.

         Date                        Quantity                            Price

                                   (Purchases)

    July 1, 1998                       7,400                              $11.61
    July 6, 1998                       5,000                              $11.56
    July 14, 1998                      1,500                              $11.62

                                     (Sales)

                                      NONE

                           D. Halo International, Ltd.

         Date                        Quantity                            Price

                                   (Purchases)

    July 1, 1998                      11,500                              $11.62
    July 1, 1998                      12,000                              $11.55
    July 2, 1998                       8,200                              $11.56
    July 6, 1998                       5,000                              $11.56
    July 7, 1998                       1,000                              $11.62
    July 14, 1998                      4,100                              $11.62

                                     (Sales)

                                      NONE


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Liberty Bancorp, Inc. between Jeffrey S. Halis and any person or entity.

Item 7. Material to be Filed as Exhibits.

            Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                               July 23, 1998

                                              /s/ Jeffrey S. Halis
                                                  Jeffrey S. Halis, as a general
                                                  partner   of    Halo   Capital
                                                  Partners,  L.P.,   the general
                                                  partner  of  each  of  Tyndall
                                                  Partners,    L.P.,     Tyndall
                                                  Institutional  Partners, L.P.,
                                                  and  Madison  Avenue Partners,
                                                  L.P.


                                              /s/ Jeffrey S. Halis
                                                  Jeffrey S. Halis, as a member
                                                  of   Jemi  Management, L.L.C.,
                                                  the  Investment   Manager  for
                                                  Halo International, Ltd.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).